Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2016

MONACO- February 22, 2017 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2016.

•	$419.8 million revenue for 2016

•	$99.5 million revenue for Q4

•	$36.9 million net cash from operating activities for 2016

•	$144.0 million adjusted EBITDA for 2016

•	$29.1 million adjusted EBITDA for Q4

•	$141.4 million of cash as of December 31, 2016

•	London arbitration tribunal ruled 20-year port services contract with Vale to be in full force and effect

•	New York arbitration tribunal awards $21.5 million to Navios Logistics from Vale re: barge COA dispute

•	Agreement to sell certain loans to Navios Partners for $27.0 million

•	$4.05 million in cash

•	13.1 million in common units of Navios Partners

•	Positioned to capture market recovery

•	$28.0 million expected reduction in 2017 cash breakeven

•	Industry leading operating efficiencies

•	Opex 37% lower than industry average

•	45% decrease in G&A compared to 2015

•	Significant upside to market recovery in 2017 through -

•	19.5% of revenue days fixed

•	34.5% fixed with floating rates

•	46.0% open

•	Chartering strategy generated $37.0 million of additional revenue vs. average spot market in 2016

Angeliki Frangou, Chairman and Chief Executive Officer, stated “Navios Holdings is positioned to capture any market recovery. In 2016, we reduced expected 2017 breakeven by $28.0 million through a number of actions, including purchasing, at a discount, (i) about $60.0 million in face value of our unsecured bonds and (ii) $61.1 million of par outstanding Series G and H ADSs. We also reduced the average charter rate for our charter-in fleet by $2,170 per day and cash requirements for servicing commercial bank debt. Our scale provides industry leading operating efficiencies, with Opex about 37% below industry averages and G&A among the lowest of our publicly listed shipping peers.”

Angeliki Frangou continued, “We are pleased that we have removed the uncertainty regarding our iron ore port in South America. The London arbitration tribunal has ruled in favor of Navios Logistics—that the Vale 20-year port services contract remains in full force and effect. The Vale minimum guarantee, for 4 million of the 10 million tons of annual capacity, should generate about $35.0 million in annual EBITDA. Over the 20-year term of the contract, this minimum guarantee should generate about $1.0 billion in EBITDA.”

HIGHLIGHTS — RECENT DEVELOPMENTS

$27.0 million agreement to sell certain loans to Navios Maritime Partners L.P. (“Navios Partners”)

Navios Holdings has agreed to sell to Navios Partners certain loans previously funded by Navios Holdings to Navios Europe Inc. for $27.0 million. The sale proceeds would be: (i) $4.05 million in cash and (ii) approximately 13.1 million common units of Navios Partners. Following the completion of this transaction, Navios Holdings would own approximately a 30.9% interest in Navios Partners, including the general partner interest.

The aggregate loan balances sold as of February 2017 amounted to $21.4 million.

Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the sale based on the then outstanding balance of the loans.

Navios South American Logistics Inc. (“Navios Logistics”)

On December 21, 2016, a London arbitration tribunal ruled the 20-year contract (the “Contract”) between Corporacion Navios S.A. and Vale International S.A. (“Vale”) for the iron ore port under construction to be in full force and effect. After receiving written notice from Vale repudiating the Contract, Navios Logistics initiated arbitration proceedings in London pursuant to the dispute resolution provisions of the Contract. On December 21, 2016, the arbitration tribunal issued its decision that the Contract remains in full force and effect. The arbitration tribunal also determined that Navios Logistics may elect to terminate the Contract if Vale were to further repudiate or renounce the Contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the Contract.

On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on a dispute with Vale regarding the termination date of a COA contract. Vale has been ordered to pay Navios Logistics $21.5 million, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred.

On December 15, 2016, Navios Logistics entered into a loan facility for an amount of $25.0 million for general corporate purposes. The loan was fully drawn in December 2016. The loan bears interest at a rate of LIBOR plus 325 basis points.

Fleet update

Navios Holdings controls a fleet of 66 operating vessels totaling 6.7 million dwt, of which 40 are owned and 26 are chartered-in under long-term charters (collectively, the “Core Fleet”). The fleet consists of 21 Capesize, 23 Panamax, 20 Ultra Handymax and two Handysize vessels and the current average age of operating fleet is 7.8 years.

As of February 6, 2017, Navios Holdings has chartered-out 19.5% of available days for 2017 (excluding index and profit sharing days). The average contracted daily charter-in rate for the long-term charter-in vessels for 2017 is $12,214.

The above figures do not include the fleet of Navios Logistics and vessels servicing contracts of affreightment.

Exhibit II provides certain details of the Core Fleet of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share of Navios Holdings (including Navios Logistics), and EBITDA of Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measures calculated under U.S. GAAP.

Fourth Quarter 2016 and 2015 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The fourth quarter 2016 and 2015 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period Ended December 31, 2016	Three Month Period Ended December 31, 2015
	(unaudited)	(unaudited)
Revenue	$99,475	$111,746
Net Loss	$(14,413)	$(60,560)
Adjusted Net Loss (1) (2)	$(27,644)	$(27,850)
Net cash (used in)/ provided by operating activities	$(5,357)	$21,100
EBITDA	$42,332	$16,055
Adjusted EBITDA (1) (2)	$29,101	$33,602
Basic Earnings/(Loss) per Share	$0.25	$(0.61)
Adjusted Basic Loss per Share (1) (2)	$(0.28)	$(0.30)

(1)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended December 31, 2016 exclude debt extinguishment gains of $13.2 million. Adjusted Basic Loss per Share for the three months ended December 31, 2016 also exclude a gain of $46.6 million following the completion of the Series G and Series H Exchange Program.
(2)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended December 31, 2015 exclude $17.5 million non-cash guarantee loss relating to Navios Partners. Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended December 31, 2015 also exclude $15.2 million of accelerated amortization of intangibles.

Revenue from drybulk vessel operations for the three months ended December 31, 2016 was $56.5 million as compared to $59.3 million for the same period during 2015. The decrease in drybulk revenue was mainly attributable to a decrease in available days of our fleet by 700 days, mainly due to a decline in short-term charter-in fleet available days, partially mitigated by the increase in the Time Charter Equivalent (“TCE”) rates achieved.

Revenue from the logistics business was $43.0 million for the three months ended December 31, 2016, as compared to $52.4 million for the same period of 2015. This decrease was mainly attributable to the decrease in time charter, voyage and port terminal revenues, partially mitigated by an increase in sales of products in the liquid terminal.

Net Loss of Navios Holdings was $14.4 million and $60.6 million for the three months ended December 31, 2016 and 2015, respectively. Net Loss was affected by items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the three months ended December 31, 2016 was $27.6 million as compared to $27.9 million for the same period of 2015. The $0.3 million decrease in Adjusted Net Loss was mainly due to (i) a $3.7 million decrease in depreciation and amortization; (ii) a $2.5 million decrease in share-based compensation expense; and (iii) a $0.3 million decrease in amortization for deferred drydock and special survey costs. This decrease in Adjusted Net Loss was partially mitigated by (i) a $4.5 million decrease in Adjusted EBITDA; and (ii) a decrease in income tax benefit of $1.7 million.

Net loss of Navios Logistics was $5.7 million for the three month period ended December 31, 2016, as compared to net income of $1.4 million for the same period in 2015.

Adjusted EBITDA of Navios Holdings for the three months ended December 31, 2016 decreased by $4.5 million to $29.1 million as compared to $33.6 million for the same period of 2015. The $4.5 million decrease in Adjusted EBITDA was primarily due to (i) a $12.2 million decrease in revenue; (ii) a $3.2 million decrease in equity in net earnings from affiliated companies; and (iii) a $1.9 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs). This decrease was partially mitigated by (i) a $5.9 million decrease in time charter, voyage and logistics business expenses; (ii) a $3.6 million decrease in general and administrative expenses (excluding share-based compensation expenses); (iii) a $2.6 million decrease in net income attributable to the noncontrolling interest; and (iv) a $0.7 million decrease in other expense, net.

EBITDA of Navios Logistics was $7.1 million for the three month period ended December 31, 2016, as compared to $15.9 million for the same period in 2015.

Year Ended December 31, 2016 and 2015 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the year ended December 31, 2016 and 2015 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(unaudited)	(unaudited)
Revenue	$419,782	$480,820
Net Loss	$(75,797)	$(134,112)
Adjusted Net Loss (1) (2)	$(83,945)	$(104,253)
Net cash provided by operating activities	$36,920	$43,478
EBITDA	$165,199	$112,756
Adjusted EBITDA (1) (2)	$144,044	$133,390
Basic Loss per Share	$(0.42)	$(1.42)
Adjusted Basic Loss per Share (1) (2)	$(0.93)	$(1.14)

(1)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the year ended December 31, 2016 exclude (a) debt extinguishment gains of $29.1 million and (b) non-cash losses of $8.0 million relating to our share in Navios Partners. Adjusted Net Loss and Adjusted Basic Loss per Share for the year ended December 31, 2016 also exclude $13.0 million of accelerated amortization of intangibles. Adjusted Basic Loss per Share for the year ended December 31, 2016 also exclude a gain of $46.6 million following the completion of the Series G and Series H Exchange Program.
(2)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the year ended December 31, 2015 exclude (a) $18.8 million non-cash guarantee loss relating to Navios Partners and (b) $1.8 million non-cash loss on available-for-sale securities. Adjusted Net Loss and Adjusted Basic Loss per Share for the year ended December 31, 2015 also exclude $9.3 million of accelerated amortization of intangibles.

Revenue from drybulk vessel operations for the year ended December 31, 2016 was $199.5 million as compared to $229.8 million for the same period during 2015. The decrease in drybulk revenue was mainly attributable to (i) a decrease in available days of our fleet by 1,879 days, mainly due to a decrease in short-term charter-in fleet available days; and (ii) the decrease in the freight market.

Revenue from the logistics business was $220.3 million for the year ended December 31, 2016 as compared to $251.0 million for the same period of 2015. This decrease was mainly attributable to a decrease in the cabotage fleet’s operating days, a decrease in sales of products in the liquid terminal and a decrease in products transported in the dry port terminal.

Net Loss of Navios Holdings was $75.8 million and $134.1 million for the year ended December 31, 2016 and 2015, respectively. Net Loss was affected by items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the year ended December 31, 2016 was $83.9 million as compared to $104.3 million for the same period of 2015. The $20.4 million decrease in Adjusted Net Loss was mainly due to (i) a decrease in depreciation and amortization of $10.3 million; (ii) an increase in Adjusted EBITDA of $10.6 million; (iii) a decrease in interest expense and finance cost, net of $2.1 million; and (iv) a decrease in share based compensation expenses of $2.3 million. This decrease in Adjusted Net Loss was partially mitigated by (i) an increase in income tax of $4.5 million; and (ii) an increase of $0.4 million in amortization for deferred drydock and special survey costs.

Net income of Navios Logistics was $10.2 million for the year ended December 31, 2016, as compared to $22.2 million for the same period in 2015.

Adjusted EBITDA of Navios Holdings for the year ended December 31, 2016 increased by $10.6 million to $144.0 million as compared to $133.4 million for the same period of 2015. The $10.6 million increase in Adjusted EBITDA was primarily due to (i) a $72.8 million decrease in time charter, voyage and logistics business expenses; (ii) a $14.7 million decrease in other expense, net; (iii) a $6.7 million decrease in general and administrative expenses (excluding share-based compensation expenses); (iv) a $4.3 million decrease in net income attributable to the noncontrolling interest; and a (v) $1.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs). This overall increase of $99.9 million was set off by (i) a $61.0 million decrease in revenue; and (ii) a $28.3 million decrease in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $68.1 million for the year ended December 31, 2016, as compared to $80.5 million for the same period in 2015.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three month period and year ended December 31, 2016 and 2015, respectively.

	Three Month Period Ended December 31, 2016	Three Month Period Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,616	6,316	21,908	23,787
Operating Days (2)	5,595	6,272	21,742	23,453
Fleet Utilization (3)	99.6%	99.3%	99.2%	98.6%
Equivalent Vessels (4)	61	69	60	65
TCE (5)	$8,445	$8,091	$8,220	$7,846

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, February 22, 2017, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the fourth quarter and year ended December 31, 2016.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Wednesday, February 22, 2017, at 8:30 am ET

Call Title: Navios Holdings Inc. Q4 2016 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 56941796

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 56941796

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry bulk vessels. For more information, please visit its website at www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit its website at www.navios-midstream.com.

Forward Looking Statements - Safe Harbor

This press release and our earnings call contain and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including 2017 cash flow generation, future contracted revenues, potential capital gains, our ability to take advantage of dislocation in the market, and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and UltraHandymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended December 31, 2016	Three Month Period Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$99,475	$111,746	$419,782	$480,820
Administrative fee revenue from affiliates	5,382	4,231	21,799	16,177
Time charter, voyage and logistics business expenses	(50,750)	(56,706)	(175,072)	(247,882)
Direct vessel expenses (1)	(29,368)	(27,852)	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(5,382)	(4,231)	(21,799)	(16,177)
General and administrative expenses (2)	(6,283)	(12,401)	(25,295)	(34,183)
Depreciation and amortization	(25,434)	(44,270)	(113,825)	(120,310)
Interest expense and finance cost, net	(27,435)	(27,371)	(108,692)	(110,781)
Gain on debt extinguishment	13,231	—	29,187	—
Other (expense)/income, net	(84)	(18,257)	5,206	(30,201)

Loss before equity in net earnings of affiliated companies	$(26,648)	$(75,111)	$(96,105)	$(190,705)

Equity in net earnings of affiliated companies	9,606	12,776	25,247	61,484

Loss before taxes	$(17,042)	$(62,335)	$(70,858)	$(129,221)
Income tax benefit /(expense)	572	2,266	(1,265)	3,154

Net loss	(16,470)	(60,069)	(72,123)	(126,067)
Less: Net loss/(income) attributable to the noncontrolling interest	$2,057	$(491)	$(3,674)	$(8,045)

Net loss attributable to Navios Holdings common stockholders	$(14,413)	$(60,560)	$(75,797)	$(134,112)

Income/(Loss) attributable to Navios Holdings common stockholders, basic (3)	$28,233	$(64,542)	$(45,079)	$(150,314)

Income/(Loss) attributable to Navios Holdings common stockholders, diluted (3)	$28,532	$(64,542)	$(45,079)	$(150,314)

Basic earnings/ (loss) per share attributable to Navios Holdings common stockholders	$0.25	$(0.61)	$(0.42)	$(1.42)

Diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders	$0.24	$(0.61)	$(0.42)	$(1.42)

Weighted average number of shares, basic	110,968,610	106,651,687	107,366,783	105,896,235

Weighted average number of shares, diluted	120,329,715	106,651,687	107,366,783	105,896,235

(1)	Includes expenses of Navios Logistics of $16.9 million and $19.7 million for the three months ended December 31, 2016 and 2015 and $76.0 million and $82.0 million for the year ended December 31, 2016 and 2015, respectively.
(2)	Includes expenses of Navios Logistics of $4.0 million and $3.4 million for the three months ended December 31, 2016 and 2015 and $14.3 million and $14.0 million for the year ended December 31, 2016 and 2015, respectively.
(3)	Income/ (Loss) attributable to Navios Holdings common stockholders for the three month ended December 31, 2016, and for the year ended December 31, 2016, have been impacted following the completion of the Series G and Series H Exchange Program.

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$141,378	$176,892
Other current assets	131,762	126,067
Deposits for vessel acquisitions	136,891	73,949
Vessels, port terminal and other fixed assets, net	1,821,101	1,823,961
Other noncurrent assets	462,638	447,151
Goodwill and other intangibles	287,151	310,793

Total assets	$2,980,921	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities, including current portion of long-term debt, net	251,783	226,856
Senior and ship mortgage notes, net	1,296,537	1,350,941
Long-term debt, net	324,731	213,423
Other noncurrent liabilities	76,291	57,041
Total stockholders’ equity	1,031,579	1,110,552

Total liabilities and stockholders’ equity	$2,980,921	$2,958,813

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,920	$43,478
Net cash used in investing activities	$(150,565)	$(36,499)
Net cash provided by/ (used in) financing activities	$86,225	$(91,123)

Disclosure of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are “non-U.S. GAAP financial measures” and should not be used in isolation or considered substitutes for net income/ (loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States.

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, before income taxes and before stock-based compensation. Adjusted EBITDA represents EBITDA, excluding certain items as described under “Earnings Highlights”. Adjusted Loss and Adjusted Basic Loss per Share, represent Net Loss and Basic Loss per Share, excluding certain items as described under “Earnings Highlights”. We use EBITDA and Adjusted EBITDA as liquidity measures and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, and (ix) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that EBITDA and Adjusted EBITDA are used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA are presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure its operating performance.

The following tables provide a reconciliation of EBITDA and Adjusted EBITDA of Navios Holdings (including Navios Logistics) and EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	December 31, 2016	December 31, 2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$(5,357)	$21,100
Net increase/ (decrease) in operating assets	576	(14,371)
Net increase in operating liabilities	(2,391)	(30,146)
Net interest cost	27,435	27,371
Deferred finance charges	(1,599)	(1,234)
(Provision)/ recovery for losses on accounts receivable	(702)	45
Equity in affiliates, net of dividends received	5,361	8,724
Payments for drydock and special survey	3,721	5,057
Noncontrolling interest	2,057	(491)
Gain on debt extinguishment	13,231	—

EBITDA	42,332	16,055

Gain on debt extinguishment	(13,231)	—
Navios Partners’ guarantee loss	—	17,547

Adjusted EBITDA	$29,101	$33,602

Navios Logistics EBITDA Reconciliation to Net (Loss)/ Income

	December 31,	December 31,
Three Months Ended	2016	2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/ income	$(5,685)	$1,358
Depreciation and amortization	5,887	8,425
Amortization of deferred drydock and special survey costs	1,804	2,161
Interest expense and finance cost, net	5,754	6,444
Income tax benefit	(641)	(2,446)

EBITDA	$7,119	$15,942

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	December 31,	December 31,
Year Ended	2016	2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,920	$43,478
Net increase/ (decrease) in operating assets	20,599	(43,042)
Net increase in operating liabilities	(38,928)	(39,288)
Net interest cost	108,692	110,781
Deferred finance charges	(5,653)	(4,524)
Provision for losses on accounts receivable	(1,304)	(59)
Equity in affiliates, net of dividends received	8,609	30,398
Payments for drydock and special survey	11,096	24,840
Noncontrolling interest	(3,674)	(8,045)
Gain on debt extinguishment	29,187	—
Loss on sale and reclassification to earnings of available-for-sale securities	(345)	(1,783)

EBITDA	165,199	112,756

Gain on debt extinguishment	(29,187)	—
Other items from affiliates	8,032	—
Navios Partners’ guarantee loss	—	18,851
Loss on sale and reclassification to earnings of available-for-sale securities	—	1,783

Adjusted EBITDA	$144,044	$133,390

Navios Logistics EBITDA Reconciliation to Net Income

	December 31,	December 31,
Year Ended	2016	2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$10,157	$22,238
Depreciation and amortization	26,627	27,969
Amortization of deferred drydock and special survey costs	6,870	7,280
Interest expense and finance cost, net	23,425	26,513
Income tax expense/ (benefit)	982	(3,551)

EBITDA	$68,061	$80,449

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Amitie	Panamax	2005	75,395
Navios Northern Star	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Kouju Lily	Ultra Handymax	2011	58,872	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Osmarine	Panamax	2006	76,000	No
Navios Aldebaran	Panamax	2008	76,500	Yes
KM Imabari	Panamax	2009	76,619	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Equator Prosper	Capesize	2000	170,000	No
Pacific Explorer	Capesize	2007	177,000	No
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Coral	Capesize	2015	181,249	Yes
Dream Canary	Capesize	2015	180,528	Yes
Navios Felix	Capesize	2016	181,221	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.